# SEC Schedule 13D/A (Amendment No. 44) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR Surgical Company, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 03/13/2026
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York (NY), 10019, 212-508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 16,123,842; sole dispositive power 0; shared dispositive power 16,123,842; aggregate amount beneficially owned 16,123,842 (32.6% of the class)
- Broadwood Capital, Inc. (CIK 0001278387): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,123,842; sole dispositive power 0; shared dispositive power 16,123,842; aggregate amount beneficially owned 16,123,842 (32.6% of the class)
- Neal C. Bradsher (CIK 0001278388): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 16,123,842; sole dispositive power 25,900; shared dispositive power 16,123,842; aggregate amount beneficially owned 16,149,742 (32.6% of the class)
- Richard T. LeBuhn (CIK 0001428664): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR Surgical Company
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: The name of the issuer is STAAR Surgical Company, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 25510 Commercentre Drive, Lake Forest, California 92630. This Amendment No. 44 to Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: (a), (f) The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); (iii) Neal C. Bradsher, a United States citizen ("Mr. Bradsher"); and (iv) Richard T. LeBuhn, a United States citizen ("Mr. LeBuhn", and collectively with Mr. Bradsher, Broadwood Partners and Broadwood Capital, the "Reporting Persons").
Residence or business address: (b), (c) Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal C. Bradsher is the President of Broadwood Capital. Richard T. LeBuhn is the Executive Vice President of Broadwood Capital. The principal business address of the Reporting Persons is: c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor, New York, New York 10019.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 16,123,842 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 16,123,842 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 16,149,742 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 21,286 Shares beneficially owned by Mr. LeBuhn came from his personal funds. No borrowed funds were used to purchase the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages.

No material changes have been made to the Reporting Persons' Item 4 disclosure in the 13D/A previously filed on January 16, 2026 (Amendment No. 43), except that Richard T. LeBuhn shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 44 as a result of the termination of the Joint Filing and Solicitation Agreement described in the 13D/A previously filed on January 16, 2026 (Amendment No. 43).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons have been and may continue to be in contact with members of the Issuer's management, Board, other significant shareholders and others regarding alternatives that the Issuer could employ to create significant additional shareholder value over time.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(d) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 16,123,842 Shares, constituting 32.6% of the Shares, based upon 49,512,749 Shares outstanding as of the date hereof. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 16,123,842 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 16,123,842 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 16,123,842 Shares, constituting 32.6% of the Shares, based upon 49,512,749 Shares outstanding as of the date hereof. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 16,123,842 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition 16,123,842 Shares.

As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 16,149,742 Shares, constituting 32.6% of the Shares, based upon 49,512,749 Shares outstanding as of the date hereof. Mr. Bradsher has the sole power to vote or direct the vote of 25,900 Shares and the shared power to vote or direct the vote of 16,123,842 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 25,900 Shares and the shared power to dispose or direct the disposition 16,123,842 Shares.

As of the date hereof, Mr. LeBuhn may be deemed to be the beneficial owner of 21,286 Shares, constituting 0.0% of the Shares, based upon 49,512,749 Shares outstanding as of the date hereof. Mr. LeBuhn has the sole power to vote or direct the vote of 21,280 Shares and the shared power to vote or direct the vote of 6 Shares. Mr. LeBuhn has sole power to dispose or direct the disposition of 21,280 Shares and the shared power to dispose or direct the disposition 6 Shares.

The transactions in the Shares by the Reporting Persons in respect of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were effected in the open market. In addition to the foregoing, as compensation for Mr. Bradsher's and Mr. LeBuhn's service as a members of the Issuer's Board of Directors, Mr. Bradsher and Mr. LeBuhn hold certain stock options as further described in Item 6.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. In addition to the foregoing, as compensation for Mr. Bradsher's and Mr. LeBuhn's service as a members of the Issuer's Board of Directors, Mr. Bradsher and Mr. LeBuhn hold certain stock options that vest and become exercisable on the earlier of: (a) June 18, 2026 and (b) the date of the Issuer's 2026 annual meeting of shareholders, subject, in each case, to Mr. Bradsher's and Mr. LeBuhn's (as applicable) continuous service with the Issuer. The stock options are described in the Form 4 filed by Mr. Bradsher in respect of the Issuer on March 10, 2026 and the Form 4 filed by Mr. LeBuhn in respect of the Issuer on March 10, 2026.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein and/or in a previous Schedule 13D filed by the Reporting Persons in respect of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher*, Neal C. Bradsher/President of Broadwood Capital, Inc. (03/13/2026)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher*, Neal C. Bradsher/President (03/13/2026)
- Neal C. Bradsher: /s/ Neal C. Bradsher*, Neal C. Bradsher (03/13/2026)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn*, Richard T. LeBuhn (03/13/2026)
Comment: * This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.